FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of February 2008 (Report No. 2)
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____               Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes____                        No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The GAAP financial statements attached to the press release attached hereto as
Exhibit 99.1 of this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979, 333-127097 and 333-139716) and Form F-3 (File Nos. 333-122236 and
333-128138), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:


99.1 Press Release: TTI Telecom Reports Fourth Quarter and Year-End 2007 Financial Results, dated February 19, 2008.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TTI Team Telecom International Ltd.


Date: February 21, 2008              By:/s/ Israel (Eli) Ofer
                                       --------------------------------
                                     Israel (Eli) Ofer
                                     Chief Financial Officer


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                                  EXHIBIT INDEX

Exhibit                     Description
Number                      of Exhibit


99.1 Press Release: TTI Telecom Reports Fourth Quarter and Year-End 2007 Financial Results, dated February 19, 2008.
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